FOR IMMEDIATE RELEASE: APRIL 3, 2008

ATNA TECHNICAL REPORT RECOMMENDS DEVELOPMENT OF
REWARD GOLD PROJECT IN NEVADA

Golden, CO - Atna Resources Ltd. (“Atna”) - (TSX:ATN) is pleased to announce that it has filed an NI 43-101 technical report (“Technical Report”) titled “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada.” The Technical Report, prepared by Chlumsky, Armbrust & Meyer LLC of Lakewood, Colorado, envisions development of a conventional open pit mine, ore crushing, and heap leach operation. The Technical Report recommends development of the 100 percent owned Reward Gold Project and Atna is working to fulfill permitting requirements to enable development of the project.

Definitions used in the Technical Report and in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects.

The report details an estimate of mineral reserves and mineral resources as summarized in the tables below:

Mineral Reserves (1,2,3,4&5)
Category	Tons	Gold - Opt	Contained Ounces

Proven	1,100,000	0.029	32,300
Probable	4,081,000	0.026	105,400

Proven & Probable	5,181,000	0.027	137,700

1)	Gold price of US$575 per ounce
2)	Strip ratio of 2.2 tons of waste per ton of ore
3)	Included within total mineral resource
4)	Internal economic cutoff grade of $0.01 per ton
5)	Gold recovery = 82 percent (including residual)

Mineral Resources (1)
Category	Tons	Gold - Opt	Contained Ounces

Measured	1,744,000	0.027	46,400
Indicated	9,259,000	0.023	212,300
Total Measured & Indicated	11,003,000	0.024	258,700

Inferred	2,819,000	0.018	51,300

1)	Cutoff Grade = 0.010 oz/ton gold

The measured and indicated resources stated above include reserves, which are a sub-set of resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Not included in the above mineral reserves are an additional in-pit inferred resource above the internal cutoff grade and estimated to be 271,000 tons grading 0.018 ounces per ton (“opt”), and containing approximately 5,000 ounces of gold. The Reward gold resource is open along strike and down-dip which will require additional exploration drilling to evaluate.

The report discusses 2 alternative development scenarios:

1) US$525 PIT DESIGN

The Reward operation is expected to produce approximately 117,000 ounces of gold over a four year mine life at estimated average cash costs of $409 per ounce of gold produced. This production would provide an undiscounted cash flow of $14.6 million and an internal rate of return (“IRR”) of 13.2 percent at a $700 gold price. The report includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of $24.3 million. Break-even full cost inclusive of capital is $564 per ounce. At a gold price of $900 per ounce, the project would develop an internal rate of return of 32.8 percent and an undiscounted net cash flow of approximately $36 million without allowance for reserve expansion.

2) US$700 GOLD PRICE PIT DESIGN

The report developed an alternative case using a $700 gold price pit design that contains a measured and indicated resource of 6.4 million tons grading 0.025 opt with a waste to ore strip ratio of 2.2 using a variable cutoff grade. This case would require an additional $1.1 million in pre-production capital over the base case. This larger pit is expected to produce 134,100 ounces of gold over a five year mine life at an estimated average cash cost of $412 per ounce generating an IRR of 11 percent and an undiscounted net cash flow of $15.4 million using a $700 gold price. At a $900 gold price, this case produces an IRR of 30 percent and an undiscounted net cash flow of $40.3 million.

Initial capital costs can be reduced in both the $575 and $700 cases by using contract mining. Based on actual contract mining quotes, initial capital purchases for mining equipment and shops can be reduced by approximately $7.5 million, while overall life-of-mine mining costs are increased by approximately $5.3 million for the $575 pit case and higher in the $700 pit case. Further studies will be completed and reviewed comparing the use of contract mining versus owner mining prior to development.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture contained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either the CR Briggs Mine in Inyo County, California or to a third party processing facility.

The project has been carefully designed to create the smallest environmental footprint possible and the permitting process is well advanced. Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately $2.5 million for the base case. The cost for reclamation and closure bonds of approximately $5.3 million was estimated using the State of Nevada statutory cost estimating model and is subject to final approval by State regulatory authorities. Bonds may be posted using a number of financial instruments including cash. This amount would be in addition to the capital estimates stated above.

Qualified Persons

Fred Barnard, Ph.D., California Professional Geologist #7432, Greg Chlumsky, MMSA #0117QP, and Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons as defined by NI 43-101 in the preparation of the Technical Report, and have reviewed and approved the contents of this news release.

 For additional information on Atna Resources and the Reward Project, please visit our website at www.atna.com.

Except for the statements of historical fact that may be contained herein, this news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company's current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO (303) 278-8464
Kendra Johnston, Investor Relations (800) 789-2862
www.atna.com